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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
                                 (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                Amendment No. 2


                         CONTINUUS SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))

                        RAINDROP ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                                  TELELOGIC AB

                                      and
                                  TELELOGIC AB

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   21218R 10 4
                      (CUSIP Number of Class of Securities)

                                   Hakan Rippe
                  Executive Vice President Business Development
                                  Telelogic AB
                           400 Valley Road, Suite 200
                         Mt. Arlington, New Jersey 07856
                                 (973) 770-6400

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:

                                 Paul D. Tosetti
                                 R. Scott Shean
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                           Los Angeles, CA 90071-2007
                             Telephone: 213-485-1234

                            CALCULATION OF FILING FEE


Transaction Valuation*                                    Amount of Filing Fee**
$42,037,248                                               $8,408

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*    Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 11,130,314 outstanding shares of common stock of Continuus Software Corporation at a purchase price of $3.46 per share. The transaction value also includes (a) the offer price of $3.46 per share less $1.73 per share (which is the average exercise price of outstanding options which have an exercise price below $3.46) multiplied by 1,898,577 (which is the number of outstanding options which have an exercise price below $3.46); (b) the offer price of $3.46 per share less $1.38 (which is the average purchase price of shares purchaseable under employee stock purchase plans of Continuus Software Corporation) multiplied by 80,216 (which is the number of shares purchaseable under the employee stock purchase plans of Continuus Software Corporation);

     and (c) the offer price of $3.46 per share less $0.81 (which is the average exercise price of outstanding warrants which have an exercise price below $3.46) multiplied by 28,292 (which is the number of outstanding warrants which have an exercise price below $3.46). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**   This amount was paid on October 30, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 30, 2000 and amended by Amendment No. 1 on November 13, 2000 (collectively, the "Schedule TO") by Raindrop Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden, relating to the Purchaser's offer to purchase all outstanding shares of common stock of Continuus Software Corporation (the "Company"), par value $.001 per share (the "Shares"), at $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.


Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:


         The Expiration Date shall be extended to 12:00 midnight, New York City time, on Tuesday, November 28, 2000.

         Item 4 of the Schedule TO is hereby further amended and supplemented by including the following information:

         2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. The obligation of Purchaser to accept for payment Shares tendered shall be subject to the satisfaction of the conditions to the Offer set forth in Section 15. Purchaser covenants and agrees that, subject to the terms and conditions of the Merger Agreement, including the conditions to the Offer set forth in Section 15, it will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer promptly. In addition, subject to the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares pending receipt of any other regulatory approvals specified in Section 16. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act. If following acceptance for payment of Shares, Purchaser asserts such regulatory approvals as a condition and does not promptly pay for Shares tendered, Purchaser will promptly return such Shares.


Item 7.  Source and Amount of Funds or Other Consideration.

         Item 7 of the Schedule TO is hereby amended and supplemented by including the following information:

         The purchase of Shares pursuant to the Offer will be financed through the issuance of Telelogic common stock in a non-contingent privately negotiated transaction with an international investment bank. As part of the Telelogic common stock transaction and in order to provide flexibility as to the timing of the issuance of the common stock, Telelogic has obtained committed financing from the investment bank such that sufficient funds will be available to Telelogic as of the Expiration Date.

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Item 11.  Additional Information.

          Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:


          All conditions set forth in Section 15 of the Offer to Purchase will be satisfied or waived prior to the Expiration Date.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Raindrop Acquisition Corporation

                                            By: /s/ HAKAN RIPPE
                                            ------------------------------
                                            Name:  Hakan Rippe
                                            Title: Chief Financial Officer
                                                   and Secretary


                                            Telelogic AB

                                            By: /s/ HAKAN RIPPE
                                            -------------------------------
                                            Name:  Hakan Rippe
                                            Title: Executive Vice President
                                                   Business Development



Dated: November 16, 2000



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